June 26, 2006

By Facsimile – 202 772-9202

Ms. Effie Simpson

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re: Fortuna Gaming Corp. – June 5, 2006 SEC Letter

Dear Ms. Simpson,

We are pleased to provide you with the Company’s response to your comments outlined in your letter of June 5, 2006.

For your information, except for the responses to the comments included in this letter, all other suggested disclosures were incorporated in our April 30, 2006 10QSB, filed June 14, 2006.  It is our belief that the responses to your five points outlined in this letter, support our prior disclosures included in the October 31, 2005 10KSB.  Rather than having to file an amended audited October 31, 2005 10QSB, our preference is to note your various disclosure suggestions in future 10QSB filings as we have done in our April 30, 2006 10QSB.

SEC Point 1.

Note 1.  Nature of Operations

d). Change of Business and Use of Consultants During Reorganization and Start-Up Stage – post June 28, 2005

Accounting for and Valuation of the all the issued and outstanding shares of Fortuna Gaming (UK) Limited in exchange for 15,000,000 shares of the Company.

SEC Comments:

We note your response to previous comment 3.  Please expand your disclosure to provide the information included in the response letter to this comment.  Also, please tell us and expand your disclosure to explain why you believe that Fortuna Gaming is the accounting acquirer when they received less than a majority of the Company’s outstanding common shares in connection with the share exchange transaction.

Company’s Response:

The Company will include the disclosure as outlined in the May 24, 2006 letter.

Why Fortuna Gaming Corp. is the accounting acquirer.

On June 28, 2005, the Company entered into a share exchange agreement with Fortuna Gaming (UK) Limited, a company incorporated under the laws of the United Kingdom, whereby the Company purchased all of the issued and outstanding shares of Fortuna Gaming (UK) Limited in exchange for 15,000,000 shares of the Company.  The shares issued pursuant to this transaction were held in escrow pursuant to the Closing, which occurred on August 31, 2005 – the date of incorporation – see Exhibit 1.   At the time of Closing, there were 18,196,095 shares issued and outstanding (596,095 plus 17,600,000 stock options exercised July 8, 2005).  With the issuance of the 15,000,000 shares this would have given Fortuna Gaming Corp. 54.8% of the 33,196,095 shares issued and outstanding.  Thus Fortuna Gaming Corp. was the acquirer.

Note 6.

 Share Capital

SEC Point 2.

SEC Comments:

We note your response to our prior numbers 4 and 5 but do not believe that your responses adequately addressed the concerns raised in our prior comments.  In this regard, please explain how you determined the fair value of the 480,000 shares issued in consideration for $84,000 in consulting fees and the 35,200,000 issued for $88,000 in consulting fees during 2005.

As part of your response, please explain why the fair market value of these shares was significantly less than the $2.50 per share received in connection with the Company’s October 2005 private placement.  Additionally, your response indicates that the shares issued in each of these transactions were valued at a 50% discount to the market value of the stock at the time of the plan adoption.  Please note that shares issued in these transactions should be valued at the “measurement date” in accordance with the guidance of EIFT 96-18.

How did the Company value the 2,400,000 common shares that were issued to consultants at a value of $84,000?  How does this tie into the $2.50 per common share at which the Company issued 577,334 in a private placement transaction during the year ended October 31, 2005?

Company’s Response:

Value of 2,400,000 shares issued December 5, 2005

Original Option Grant – May 12, 2004 – 20,000,000 – Disclosed in October 31, 2005 10QSB – Item 10. Executive Compensation (Exercise of Stock Options and Year-end Option Values)

Measurement Date – May 12, 2004; Option price at measurement date - $.005

Date and amount of Exercise – December 5, 2005 – 2,400,000

After 1:10 Consolidation (July 5, 2005) – 240,000 shares

After 2: 1 Split (September 16, 2005) – 480,000 shares

Proceeds – 2,400,000 X .005 (exercise and measurement date price) = $12,000; The $84,000 includes $72,000 additional paid in capital for consulting fees.

Value of 17,600,000 shares issued July 8, 2005 – before 2:1 split – September 16, 2005

Original Option Grant – May 12, 2004 – 20,000,000– Disclosed in October 31, 2005 10QSB – Item 10. Executive Compensation (Exercise of Stock Options and Year-end Option Values)

Exercised – 2,400,000 December 5, 2005 – see above

Options remaining – 20,000,000 – 2,400,000 = 17,600,000

Date and amount of Exercise – July 8, 2005 – 17,600,000

Proceeds – 17,600,000 X .005 (exercise and measurement date price) = $88,000

These shares were registered in an S8 Registration Statement filed with the SEC in May 2004 (Accession #0001062993-04-000747) at a value of $.005 per share. These shares had a fixed conversion price of 0.005 per share.  This was equivalent to approximately a 50% discount to the market value of the stock at the time of adoption of the plan ie. $.01.  The share price for the Private Placement was the market price after a 25 to 1 (June 1, 2004) and a 10 to 1 consolidation ( July 5, 2005).  $.01 (measurement date and option price) x 25 x 10 = $2.50 – market value at October 2005.

Measurement Date:  May 12, 2004

Market Price – per OTC – May 28, 2004:  High $.06; Low - $.01

These options were granted to consultants of the company for services rendered.

The table below indicates the high and low bid prices of our common shares during the periods indicated. The source used for the high and low bid information for trading on the OTC Bulletin Board was the OTC Bulletin Board Monthly Trade and Quote Summary Report for the Year Ending December 31, 2004.  The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

QUARTER	HIGH ($)	LOW($)
1st Quarter 2004	0.09	0.01
2nd Quarter 2004	0.65	0.05
3rd Quarter 2004	0.75	0.30
4th Quarter 2004	1.22	0.60

We believe we are justified in setting the exercise price at $0.005 which was a 50% discount to the low for the period.

577,334 Shares issued pursuant to Private Placement – December 4, 2004.

The 577,334 shares issued pursuant to the December 4, 2004 private placement are not related to the S8 Shares (2,400,000 and 17,600,000).  As noted in Note 6 of the October 31, 2005 10QSB, 2,886,672 common shares were issued on December 5, 2004 pursuant to a private placement.  The shares were priced at $.50 per share based upon the market price at that time.  The 10:1 consolidation at July 5, 2005 and the Stock Split at September 16, 2005 created the 577,334 (2,886,672 divided by 10 X 2).

Item 8.

Changes in and disagreements with accountants

SEC Point 3.

SEC Comments:

The Form 8-K filed on January 30, 2006 was designated as an Item 8.01 Form 8-K when it should have been designated as an Item 4.01 Form 8-K.  It does not include a letter from the former accountants as Exhibit 16 indicating whether they agree with the company’s statements.  Furthermore, it does not state whether there were any disagreements with the former accountants through the date of registration.  Please file an Item 4.01 Form 8-K that addresses the aforementioned as soon as possible.

Company’s Response:

Our former accountant, Shelley and Associates, was appointed auditor May 12, 2005.  Because of personal reasons, Shelley and Associates was not able to fulfill this appointment. An Item 4.01 Form 8-K was filed by the Company on January 30th, 2006, Accession No. 0001176256-06-000038.   It appears, however, that our filing agent reported the filing on the 8-K cover sheet as an Item 8.01 rather than an Item 4.01 as stated in the actual document.

Our current audit firm, Moore and Associates, was appointed auditor on December 23, 2005 and the audit for our October 31, 2005 10KSB was performed by them.  They contacted the former accountant on several occasions but have yet to receive a formal written reply from Shelley and Associates.  It is our understanding that since Shelley and Associates did not commence any part of the audit, they felt that a letter to this effect was not warranted.

For the record, the audit for the October 31, 2004 10KSB was performed by Morgan and Company and an Item 4.01 Form 8-K was filed May 30, 2005 disclosing their resignation.

Item 8.A.

Controls and Procedures

SEC Point 4

SEC Comments:

We note your disclosure to previous comment 8. Please expand your disclosure to provide the information included in the response letter to this comment.

Company’s Response:

The disclosure was included in the April 30, 2006 10QSB filed May 15, 2006.

Other

SEC Point 5

Please address our comments on the Company’s Annual Report on Form 10KSB in an amendment to the Company’s Quarterly Report on Form 10QSB, where applicable.

Company’s Response:

The Company has, in our April 30th, 2006 10-QSB, incorporated previous suggestions contained in your letters dated April 4 and June 5, 2006 to enhance its disclosure. If further disclosure is required we will incorporate such disclosure in future filings rather than amending the October 31, 2005 and January 31, 2006 filings.

We look forward to receiving your comments shortly.

Yours truly,

“Douglas Waugh”

Doug Waugh

President